XD Fund Trust

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

October 27, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: XD Fund Trust

Registration Statement on Form N-1A

To Whom It May Concern:

On behalf of XD Fund Trust (the “Trust”), attached hereto for filing is the Registrant’s registration statement on Form N-1A relating to one series of the Trust, XD Treasury Money Market Fund (the “Fund”), which seeks to be a government money market fund pursuant to Rule 2a-7 under the 1940 Act. The Fund intends to have three classes of shares: the Institutional Class, Investor Class, and Select Class.

The SEC Staff is requested to address any comments on this filing to Mr. Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP, Counsel for the Trust, at (303) 892-7381.

Sincerely,

/s/ Sreevatsan Rajagopalan

Sreevatsan Rajagopalan

Secretary

XD Fund Trust

Enclosure

cc: Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP